FILED PURSUANT TO RULE 424 (B) (3)

REGISTRATION NO. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 8 DATED MAY 23, 2008

TO THE PROSPECTUS DATED APRIL 24, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2007 relating to our offering of 475,000,000 shares of common stock. Supplement no. 7 supersedes and replaces all prior supplements to the prospectus. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding revision to suitability standards in Alaska;

•	the acquisition of five office buildings containing approximately 1,040,000 aggregate rentable square feet located on approximately 16.6 acres of land in Atlanta, Georgia (the “Lenox Park Buildings”);

•	information regarding our indebtedness;

•	information regarding the renewal of our advisory agreement;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008, filed on May 14, 2008;

•	our unaudited financial statements as of and for the three months ended March 31, 2008 as filed in our Quarterly Report on Form 10-Q, filed on May 14, 2008;

•	audited financial statement of the Lenox Park Buildings; and

•	unaudited pro forma financial statements as of March 31, 2008 and for the year ended December 31, 2007 and the three months ended March 31, 2008.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering terminated.

On November 10, 2005, we commenced this offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for this offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan and registered under the initial public offering. As of May 20, 2008, we had received gross offering proceeds of approximately $2.2 billion from the sale of approximately 215.5 million shares in this follow-on offering, including dividend reinvestment plan shares sold under the combined prospectus.

As of May 20, 2008, we had received aggregate gross offering proceeds of approximately $4.1 billion from the sale of approximately 412.6 million shares in our public offerings. After incurring approximately $82.1 million in acquisition fees, approximately $378.9 million in selling commissions and dealer-manager fees, approximately $56.0 million in other organization and offering expenses, and funding common stock redemptions of approximately $144.6 million pursuant to the share redemption program, as of May 20, 2008, we had raised aggregate net offering proceeds available for investment in properties of approximately $3.5 billion, substantially all of which had been invested in real estate properties.

Revision to Suitability Standards in Alaska

As of May 23, 2008, we will not sell shares to investors in Alaska unless they meet the following special suitability standards:

Investors must have either (1) a net worth of at least $250,000, or (2) gross annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives.

Acquisition of the Lenox Park Buildings

On May 8, 2008, we purchased five office buildings and a parking structure located on approximately 16.8 acres of land at 1025, 1055, 1057 and 1277 Lenox Park Boulevard and 2180 Lake Boulevard Atlanta, Georgia (collectively, the “Lenox Park Buildings”). The Lenox Park Buildings contain approximately 1,040,000 aggregate rentable square feet. The purchase price of the Lenox Park Buildings was approximately $275.3 million, exclusive of closing costs. The Lenox Park Buildings, and related revenue bond and ground lease described below, were purchased from BellSouth Telecommunications, Inc., which is not affiliated with us or our advisor. The acquisition of the Lenox Park Buildings was funded with net proceeds raised from this offering and with proceeds from our $450.0 million line of credit with Wachovia Bank, N.A. (the “Wachovia Line of Credit”).

Fee simple title to the land located at 1025 Lenox Park Boulevard and 2180 Lake Boulevard is held by the Development Authority of Dekalb County (the “Development Authority”), which issued a taxable revenue bond for $216.0 million in connection with the construction of the buildings and parking structure located at 1025 Lenox Park Boulevard and 2180 Lake Boulevard. Certain real property tax abatement benefits are available to us because the fee simple title to the land located at 1025 Lenox Park Boulevard and 2180 Lake Boulevard is held by the Development Authority. The property tax abatement benefits will expire in 2013. The amount of rent payable under the ground lease (which we owe) and the amount of interest receivable on the bond (to which we are entitled) are approximately the same. We will acquire fee simple title to the land located at 1025 Lenox Park Boulevard and 2180 Lake Boulevard upon exercise of an option to purchase contained in the ground lease. We are not likely to exercise the purchase option until the tax abatement benefits expire.

The Lenox Park Buildings, which were constructed between 1992 and 2002, are entirely leased to AT&T Services, Inc. (“AT&T Services”), a wholly-owned subsidiary of AT&T Inc. (“AT&T”). AT&T, which guarantees the AT&T Services lease, reported a net worth as of March 31, 2008 of approximately $112.3 billion. AT&T Services provides local and long distance phone service, wireless and data communications, paging, internet access and messaging, cable and satellite television, security services, and telecommunications equipment in the United States. AT&T Services also provides directory advertising and publishing. The current annual base rent under the AT&T Services leases is approximately $18.3 million. The current remaining lease terms on the AT&T Services leases range from 10 to 15 years. AT&T Services has the right to extend the term of its leases for two successive periods of five years each.

Indebtedness

As of May 20, 2008, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 23%. As of May 20, 2008, we had total outstanding indebtedness of $1.1 billion, which consisted of $8.5 million outstanding under a fixed-rate line of credit, $100.0 million outstanding under an unsecured variable-rate term loan, and $805.8 million outstanding under mortgage loans with fixed interest rates, or with interest rates that are effectively fixed when considered in connection with an interest rate swap agreement. We currently have $138.0 million outstanding under the Wachovia Line of Credit.

Renewal of Advisory Agreement

On April 24, 2008, we renewed our advisory agreement with Wells Capital. The renewed advisory agreement is effective through June 30, 2008. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was in effect through April 30, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Factors” in the prospectus and supplement no. 7.

During the periods presented, we have continued to receive investor proceeds under this offering of common stock and to invest in real estate assets. Thus, our results of operations for the three months ended March 31, 2008 and 2007 reflect growing operational revenues and expenses and fluctuating interest and general and administrative expenses. The increases in operational revenues and expenses result from acquiring real properties, while the fluctuations in interest expense arise from using varying levels of short-term and long-term debt financing to fund such acquisitions.

Liquidity and Capital Resources

Overview

We have continued to raise funds through the sale of our common stock under this offering and our initial public offering and invested those proceeds in real properties in 2007 and 2008 and anticipate continuing to do so in the future. We also anticipate continuing to receive proceeds from the sale of our common stock under our dividend reinvestment plan in the future, and using a significant portion of those proceeds to fund redemptions of our common stock under our share redemption program. We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future dividends to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, how quickly we are able to invest investor proceeds in quality income-producing assets, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

The competition to acquire high-quality commercial office properties remains high. Timing differences arise between acquiring properties and raising capital and between making operating payments and collecting operating receipts. Accordingly, we may periodically be required to borrow funds on a short-term basis to meet our dividend payment schedule. Our primary focus, however, is to continue to maintain the quality of our portfolio. Thus, in this intensely competitive environment, we may opt to lower the dividend rather than compromise that quality by accumulating significant borrowings to meet a dividend level higher than operating cash flow would support. We continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future dividend projections.

Short-term Liquidity and Capital Resources

During the three months ended March 31, 2008, we generated net cash flows from operating activities of approximately $54.7 million, which is primarily comprised of receipts of rental payments, tenant reimbursements, hotel income, and interest and other income, partially offset by payments for operating costs, interest expense, asset and property management fees, and general and administrative expenses. From net cash flows from operating activities and cash on hand, we paid dividends to stockholders of approximately $56.3 million during this period. During the three months ended March 31, 2008, we collected investor proceeds held in a tenant improvement escrow account of $18.8 million and generated net proceeds from the sale of common stock under this offering, net of fees, offering cost reimbursements, and share redemptions of $138.1 million, which were used to fund investments in real estate of $81.0 million, net debt repayments of $7.4 million, and leasing costs of $1.3 million. We expect to utilize the residual cash balance on hand as of March 31, 2008 of approximately $112.0 million to satisfy current liabilities, pay future dividends, fund future acquisitions of real properties, or to reduce indebtedness.

We intend to continue to generate capital from the sale of common stock under this offering and to use such capital, along with selective third party borrowings, primarily to fund future acquisitions of real estate. We expect that we will use a significant portion of the proceeds from sales under our dividend reinvestment plan to fund redemptions under the share redemption program. As of April 30, 2008, we had no balance outstanding under the Wachovia Line of Credit. Accordingly, we believe that we have adequate capacity to continue to expand our portfolio and meet our future operating cash flow needs. We expect to use substantially all of our future operating cash flow, after payments for certain capital expenditures, to pay dividends to stockholders.

On March 3, 2008, our board of directors declared a daily dividend for stockholders of record from March 16, 2008 through June 15, 2008 in an amount equal to an annualized dividend of $0.60 per share, which is consistent with the rate of dividends declared for the first quarter of 2008 and each quarter of 2007 on a per-share basis. This dividend will be paid in June 2008.

Long-term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock, proceeds from secured or unsecured borrowings from third-party lenders, and net cash flows from operations. As of April 30, 2008, approximately 111.0 million shares remain available for sale under this offering, which will expire upon the earlier of the sale of all 300.0 million shares or November 10, 2008. Thereafter, we expect to commence a second follow-on offering pursuant to a registration statement on Form S-11 that we filed with the Securities and Exchange Commission (“SEC”) on July 9, 2007. We may continue to offer the 175.0 million dividend reinvestment plan shares beyond these dates until we have sold all of these shares through the reinvestment of dividends. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, offering-related costs, operating expenses, interest expense, and dividends.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect that substantially all future net operating cash flows will be used to pay dividends. However, we may temporarily use other sources of cash, such as short-term borrowings, to fund dividends from time to time (see “Liquidity and Capital Resources – Overview” above). We expect to use substantially all net cash flows generated from raising equity or debt financing to fund acquisitions, capital expenditures, the repayment of outstanding borrowings, and the redemption of shares under the share redemption program. If sufficient equity or debt capital is not available, our future investments in real estate will be lower.

To the extent that future cash flows provided by operations are lower due to lower returns on properties, future dividends paid may be lower as well. Cash flow from operations will depend significantly on the level of market rents and our tenants’ ability to make rental payments in the future. We believe that the diversity and creditworthiness of our tenant base helps to mitigate the risk of a tenant defaulting on a lease. However, general economic downturns, downturns in one or more of our core markets, or downturns in the particular industries in which our tenants operate could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire. In the event of any of these situations, our cash flow and consequently our ability to meet capital needs, could adversely affect our ability to pay dividends in the future.

Contractual Commitments and Contingencies

Our contractual obligations as of March 31, 2008 will become payable in the following periods (in thousands):

Contractual Obligations	Total	2008	2009-2010	2011-2012	Thereafter
Outstanding debt obligations (1)	$924,402	$90,656	$125,029	$101,165	$607,552
Capital lease obligations (2)	78,000	—	—	78,000	—
Purchase obligations(3)	288,300	149,000	139,300	—	—
Operating lease obligations	124,392	907	2,420	2,555	118,510

Total	$1,415,094	$240,563	$266,749	$181,720	$726,062

(1)	Amounts include principal payments only. We made interest payments, including amounts capitalized, of approximately $9.6 million during the three months ended March 31, 2008 and expect to pay interest in future periods on outstanding debt obligations based on the rates and terms disclosed in Note 4 to our consolidated financial statements for the year ended December 31, 2007 included in this prospectus and in Note 4 to our accompanying consolidated financial statements.
(2)	Amount includes principal payments only. We made interest payments of approximately $1.2 million during the three months ended March 31, 2008 and expect to pay interest in future periods based on the terms disclosed in Note 4 to our consolidated financial statements for the year ended December 31, 2007 included in this prospectus.
(3)	Represents purchase commitments for the Three Glenlake Building, the Cranberry Woods Buildings, and Dvintsev Business Center Tower B, which were under contract or under construction at March 31, 2008 and the foreign currency exchange contract. Refer to Note 5 of our accompanying consolidated financial statements for further explanation.

Results of Operations

Overview

Our results of operations are not indicative of those expected in future periods, as we expect that rental income, tenant reimbursements, property operating costs, asset and property management fees, depreciation, amortization, and net income will increase in future periods as a result of owning the assets we acquired prior to and during the periods presented for an entire period and as a result of anticipated future acquisitions of real estate assets.

Comparison of the three months ended March 31, 2007 versus the three months ended March 31, 2008

Rental income and tenant reimbursements increased from approximately $73.6 million and $20.3 million, respectively, for the three months ended March 31, 2007 to approximately $91.6 million and $25.9 million, respectively, for the three months ended March 31, 2008, primarily due to the growth in the portfolio. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to historical periods, as a result of owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Property operating costs and asset and property management fees increased from approximately $30.6 million and $7.6 million, respectively, for the three months ended March 31, 2007 to approximately $39.9 million and $9.3 million, respectively, for the three months ended March 31, 2008, primarily as a result of the growth in the portfolio. Property operating costs and asset and property management fees are expected to continue to increase in future periods, as compared to historical periods, due to owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Depreciation increased from approximately $14.2 million for the three months ended March 31, 2007 to approximately $17.5 million for the three months ended March 31, 2008, primarily as a result of the growth in the portfolio. Depreciation is expected to continue to increase in future periods, as compared to historical periods, due to owning the recently acquired properties for an entire period and future acquisitions of real estate assets.

Amortization decreased from approximately $30.9 million for the three months ended March 31, 2007 to approximately $29.3 million for the three months ended March 31, 2008, primarily due to recognizing write-offs of unamortized lease-specific assets related to a lease termination at 5 Houston Center of approximately $5.2 million during the first quarter of 2007, the majority of which is offset by growth in the portfolio. Amortization is expected to increase in future periods, as compared to historical periods, due to owning the recently acquired properties for an entire period and future acquisitions of real estate assets.

General and administrative expenses increased from approximately $3.5 million for the three months ended March 31, 2007 to approximately $6.0 million for the three months ended March 31, 2008, primarily as a result of increases in administrative reimbursements related to the growth in our portfolio and costs incurred in connection with prospective acquisitions that did not close. General and administrative expenses are expected to increase in future periods, as compared to historical periods, due to future acquisitions of real estate assets.

Interest expense increased from approximately $11.7 million for the three months ended March 31, 2007 to approximately $14.7 million for the three months ended March 31, 2008, primarily due to obtaining new mortgage notes and a $100.0 million unsecured term loan (the “Wachovia Term loan”), partially offset by a decrease in the average balance outstanding under the Wachovia Line of Credit and lower cost of borrowing. Future levels of interest expense will vary primarily based on the amounts of future borrowings and the costs of borrowings. We anticipate that future borrowings will be used primarily to fund future acquisitions of real estate or interests therein. Accordingly, the amounts of future borrowings and future interest expense will depend largely upon the level of additional proceeds that we are able to raise under this and future offerings, the opportunities to acquire real estate assets consistent with our investment objectives, the timing of such future acquisitions, and changes in market interest rates.

We recognized a loss on interest rate swaps that do not qualify for hedge accounting treatment of approximately $9.1 million for the three months ended March 31, 2008, compared to a loss of approximately $7,000 for the three months ended March 31, 2007, primarily due to a market value adjustment to the interest rate swap agreement on the 222 E. 41st Street Building loan in the first quarter of 2008 prompted by declines in market interest rates and a revised economic outlook, which anticipates additional declines in market interest rates. We anticipate that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates. Market value adjustments to swaps that qualify for hedge accounting treatment are recorded in other comprehensive income and do not impact net loss.

We recognized a loss on foreign currency exchange contract of approximately $1.1 million for the three months ended March 31, 2008 due to a market value adjustment to our foreign currency exchange contract prompted by the decline in value of the U.S. Dollar compared to the Russian ruble. We anticipate that future gains and losses on our foreign currency exchange contract will fluctuate primarily as a result of the future fluctuations in value between the U.S. Dollar and the Russian ruble.

Interest and other income increased from approximately $1.6 million for the three months ended March 31, 2007 to approximately $2.1 million for the three months ended March 31, 2008, primarily as a result of holding higher average cash balances during the three months ended March 31, 2008, as compared to the three months ended March 31, 2007, due to timing differences in raising capital in our public offerings and closing on property acquisitions. Future levels of interest income will vary primarily based on differences in the pace at which capital is raised in this and future offerings and the pace at which such capital is invested in real estate assets or used to repay borrowings.

We recognized net loss and net loss per share of approximately $2.6 million and $0.01, respectively, for the three months ended March 31, 2007, as compared to $6.4 million and $0.02, respectively, for the three months ended March 31, 2008. These decreases are primarily attributable the impact that a decline in market interest rates has had on the value of the interest rate swap on the 222 E. 41st Street Building loan, which is partially offset by the continued growth of the portfolio and write-off of assets related to a lease termination in the first quarter of 2007. Absent additional fluctuations in the value of our interest rate swaps that do not qualify for hedge accounting treatment, we expect future earnings and earnings per share to increase as a result of current and future real estate acquisitions.

Funds From Operations

Funds from operations (“FFO”) is a non-GAAP financial measure and should not be viewed as an alternative to net income as a measurement of our operating performance. We believe that FFO is a beneficial indicator of the performance of equity real estate investment trusts (“REIT”s). Specifically, FFO calculations exclude factors such as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets. As such factors can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates, FFO may provide a valuable comparison of operating performance between periods and with other REITs. Management believes that accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentation, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. We calculate FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. However, other REITs may not define FFO in accordance with the NAREIT definition, or may interpret the current NAREIT definition differently than we do.

In addition to presenting FFO in accordance with the current NAREIT definition, we also present FFO, as adjusted to exclude market value adjustments to interest rate swap contracts that do not qualify for hedge accounting treatment. We believe that FFO, as adjusted, is a meaningful supplemental measure of our operating performance because, to the extent that the underlying contracts remain in effect for their respective terms, the intra-term gains or losses will remain unrealized. While FFO, as adjusted, differs from NAREIT’s definition of FFO and, as a result, may not be comparable to that of other REITs and real estate companies, we believe that by excluding the effects of market value adjustments to our interest rate swap contracts that do not qualify for hedge accounting treatment (but that management has nonetheless entered into for hedging purposes), management and investors are presented with an indicator of our operating performance that more closely achieves the intended objectives of FFO disclosures because market value adjustments to swaps that qualify for hedge accounting treatment are recorded in other comprehensive loss and do not impact net income under GAAP or, thus, the calculation of FFO under the NAREIT definition.

Reconciliations of net loss to FFO and to FFO, as adjusted to exclude market value adjustments to our interest rate swaps that do not qualify for hedge accounting treatment, are presented below (in thousands):

	For the Three Months Ended March 31,
	2008	2007
Net loss	$(6,353)	$(2,610)
Add:
Depreciation of real assets	17,500	14,194
Amortization of lease-related costs	29,290	30,905

FFO	40,437	42,489
Unrealized loss on interest rate swaps that do not qualify for hedge accounting treatment	9,070	7

FFO, as adjusted to exclude market value adjustments to interest rate swaps that do not qualify for hedge accounting treatment	$49,507	$42,496

Weighted-average common shares outstanding	378,525	291,017

Set forth below is additional information related to certain cash and noncash items included in or excluded from net loss above, which may be helpful in assessing our operating results. In addition, cash flows generated from FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capitalized interest, tenant improvements, building improvements, and deferred lease costs. Please see the accompanying consolidated statements of cash flows for detail of our operating, investing, and financing cash activities.

Noncash Items Included in FFO:

•	Deferred rental revenues (including straight-line rental revenues) of approximately $3.0 million and $3.9 million was recognized for the three months ended March 31, 2008 and 2007, respectively;

•	Deferred rental expenses included in operating expenses of approximately $0.3 million was recognized for the three months ended March 31, 2008;

•	Amortization of above-market/below-market in-place leases of approximately $2.4 million and $4.6 million was recognized for the three months ended March 31, 2008 and 2007, respectively;

•

Amortization of deferred financing costs, discounts on notes payable, and interest accrued into the basis of notes payable of approximately $3.8 million and $1.3 million was recognized as interest expense for the three months ended March 31, 2008 and 2007, respectively;

•	Approximately $1.1 million was recognized as a loss on foreign currency exchange contract for the three months ended March 31, 2008;

Cash Item Excluded from FFO:

•

Master lease proceeds recorded as adjustments to the basis of real estate assets in the period acquired of approximately $0.2 million were collected during the three months ended March 31, 2007. We consider master lease proceeds when determining cash available for dividends to our stockholders.

Election as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Wells TRS II, LLC (“Wells TRS”) is our wholly owned subsidiary. Wells TRS is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform additional, non-customary services for tenants of buildings that we own through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, our investments in taxable REIT subsidiaries cannot exceed 20% of the value of our total assets. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, and identified intangible assets and liabilities, including the value in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessee

In-place ground leases where we are the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management’s estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we decrease the carrying value of the real estate and related intangible assets to the estimated fair values, pursuant to the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of our real estate assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net income.

Related Parties

Transactions and Agreements

We have entered into agreements with our advisor, Wells Capital, Inc. (“Wells Capital”), and its affiliates, whereby we pay certain fees and reimbursements to Wells Capital or its affiliates, for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 7 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Legal Actions Against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc., formerly known as Wells Real Estate Investment Trust, Inc. (referenced herein as “Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III and Wells Capital, our General Partners; Wells Management Company, Inc. (“Wells Management”), our property manager; certain affiliates of Wells Real Estate Funds (“WREF”); the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007. The complaint alleges, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint seeks, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the Court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempts to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the Court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised defenses to the second amended complaint. Mr. Wells, Wells Capital, and Wells Management intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Wells Management, or their affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

On August 24, 2007, two stockholders of Piedmont REIT filed a derivative complaint, styled Donald and Donna Goldstein, Derivatively on behalf of Defendant Wells Real Estate Investment Trust, Inc. v. Leo F. Wells, III, et al., in the Superior Court of Fulton County, Georgia, on behalf of Piedmont REIT against, among others, Leo F. Wells, III and Wells Capital, our General Partners, and a number of individuals who currently or formerly served as officers or directors of Piedmont REIT. The complaint alleges, among other things, that the consideration paid by Piedmont REIT as part of the internalization transaction was excessive; that the defendants breached their fiduciary duties to Piedmont REIT; and that the internalization transaction unjustly enriched the defendants. The complaint seeks, among other things, a judgment declaring that the defendants committed breaches of their fiduciary duties and were unjustly enriched at the expense of Piedmont REIT; monetary damages equal to the amount by which Piedmont REIT was damaged by the defendants; an order awarding Piedmont REIT restitution from the defendants and ordering disgorgement of all profits and benefits obtained by the defendants from their wrongful conduct and fiduciary breaches; an order rescinding the internalization transaction; and the establishment of a constructive trust upon any benefits improperly received by the defendants as a result of their wrongful conduct. On October 19, 2007, the Court verbally granted the defendants’ motion for a protective order (and entered a written order on October 24, 2007) staying discovery until the Court rules on the defendants’ motion to dismiss the complaint. On October 31, 2007, the defendants filed their motion to dismiss the plaintiffs’ derivative complaint. On December 19, 2007, the Court entered an order allowing the plaintiffs to take limited written discovery on the issue of derivative demand, but the order staying discovery entered in October 2007 otherwise remains in effect. The defendants responded to the limited discovery requested by the plaintiffs. On January 10, 2008, the plaintiffs filed an amended complaint, which contains substantially the same counts against the same defendants as the original complaint with certain additional factual allegations based primarily on events occurring after the original complaint was filed. In addition, the plaintiffs have responded to the defendants’ motion to dismiss this lawsuit. A hearing on the motion to dismiss was held on February 22, 2008, and on March 13, 2008, the Court granted the motion to dismiss. On April 11, 2008, the plaintiffs filed a notice to appeal the Court’s judgment granting the defendants’ motion to dismiss.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	Property under construction

•	Properties under contract;

•	Foreign currency exchange contract;

•	Commitments under existing lease agreements; and

•	Litigation.

Subsequent Events

Subsequent to March 31, 2008, we sold additional shares of common stock as more fully explained in this supplement no. 8 under the heading “Status of Our Public Offerings.” On May 8, 2008, we acquired the Lenox Park Buildings as described under the heading “Acquisition of the Lenox Park Buildings.”

On April 24, 2008, the Conflicts Committee of the Board of Directors suspended the Independent Director Stock Option Plan. We do not expect to issue additional options to independent directors until our shares of common stock are listed on a national securities exchange.

Experts

The Statement of Certain Operating Expenses Over Revenues of the Lenox Park Buildings for the year ended December 31, 2007 appearing in this supplement has been audited by Frazier & Deeter, LLC, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Page
FINANCIAL STATEMENTS

Wells Real Estate Investment Trust II, Inc.

Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-2

Consolidated Statements of Operations for the Three Months Ended March 31, 2008 (unaudited) and 2007 (unaudited)	F-3

Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2007 and the Three Months Ended March 31, 2008 (unaudited)	F-4

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2008 (unaudited) and 2007 (unaudited)	F-5

Condensed Notes to Consolidated Financial Statements	F-6

Lenox Park Buildings

Independent Auditors’ Report	F-16

Statements of Certain Operating Expenses Over Revenues for the Year Ended December 31, 2007 and the Three Months Ended March 31, 2008 (unaudited)	F-17

Notes to Statements of Certain Operating Expenses Over Revenues for the Year Ended December 31, 2007 and for the Three Months Ended March 31, 2008 (unaudited)	F-18

Unaudited Pro Forma Financial Statements

Summary of Unaudited Pro Forma Financial Statements	F-20

Pro Forma Balance Sheet as of March 31, 2008 (unaudited)	F-21

Pro Forma Statement of Operations for the Year Ended December 31, 2007 (unaudited)	F-24

Pro Forma Statements of Operations for the Three Months Ended March 31, 2008 (unaudited)	F-26

WE LLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per-share amounts)

	(Unaudited) March 31, 2008	December 31, 2007
Assets:
Real estate assets, at cost:
Land	$504,040	$494,431
Buildings and improvements, less accumulated depreciation of $157,423 and $139,940 as of March 31, 2008 and December 31, 2007, respectively	2,385,548	2,364,471
Intangible lease assets, less accumulated amortization of $206,479 and $184,532 as of March 31, 2008 and December 31, 2007, respectively	571,184	587,185
Construction in progress	25,734	17,279

Total real estate assets	3,486,506	3,463,366

Cash and cash equivalents	111,950	47,513
Tenant receivables, net of allowance for doubtful accounts of $543 and $1,747 as of March 31, 2008 and December 31, 2007, respectively	76,605	70,409
Prepaid expenses and other assets	76,485	86,636
Deferred financing costs, less accumulated amortization of $2,908 and $2,668 as of March 31, 2008 and December 31, 2007, respectively	4,648	3,881
Intangible lease origination costs, less accumulated amortization of $105,013 and $93,356 as of March 31, 2008 and December 31, 2007, respectively	321,100	319,496
Deferred lease costs, less accumulated amortization of $3,612 and $2,942 as of March 31, 2008 and December 31, 2007, respectively	33,697	32,857
Investment in bonds	78,000	78,000

Total assets	$4,188,991	$4,102,158

Liabilities:
Lines of credit and notes payable	$924,402	$928,297
Accounts payable, accrued expenses, and accrued capital expenditures	74,003	59,627
Due to affiliates	6,442	13,385
Dividends payable	10,132	9,710
Deferred income	20,024	16,436
Intangible lease liabilities, less accumulated amortization of $24,524 and $21,270 as of March 31, 2008 and December 31, 2007, respectively	108,897	109,149
Obligations under capital leases	78,000	78,000

Total liabilities	1,221,900	1,214,604

Commitments and Contingencies (Note 5)	—	—

Minority Interest	3,167	3,170

Redeemable Common Stock	624,997	596,464

Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; 387,802,613 and 371,510,095 shares issued and outstanding as of March 31, 2008 and December 31, 2007, respectively	3,878	3,715
Additional paid-in capital	3,457,610	3,311,895
Cumulative distributions in excess of earnings	(490,956)	(427,857)
Redeemable common stock	(624,997)	(596,464)
Other comprehensive loss	(6,608)	(3,369)

Total stockholders’ equity	2,338,927	2,287,920

Total liabilities, minority interest, redeemable common stock, and stockholders’ equity	$4,188,991	$4,102,158

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per-share amounts)

	(Unaudited) Three Months Ended March 31,
	2008	2007
Revenues:
Rental income	$91,642	$73,557
Tenant reimbursements	25,885	20,291
Hotel income	4,551	4,554
Other rental income	—	20

	122,078	98,422

Expenses:
Property operating costs	39,900	30,638
Hotel operating costs	3,948	4,027
Asset and property management fees:
Related-party	8,344	6,222
Other	973	1,411
Depreciation	17,500	14,194
Amortization	29,290	30,905
General and administrative	5,990	3,491

	105,945	90,888

Real estate operating income	16,133	7,534

Other income (expense):
Interest expense	(14,684)	(11,722)
Loss on interest rate swaps	(9,070)	(7)
Loss on foreign currency exchange contract	(1,121)	—
Interest and other income	2,097	1,611

	(22,778)	(10,118)

Loss before minority interest and income tax benefit (expense)	(6,645)	(2,584)

Minority interest in earnings of consolidated entities	(1)	(8)

Loss before income tax benefit (expense)	(6,646)	(2,592)

Income tax benefit (expense)	293	(18)

Net loss	$(6,353)	$(2,610)

Per-share information - basic and diluted:
Net loss available to common stockholders	$(0.02)	$(0.01)

Weighted-average common shares outstanding - basic and diluted	378,525	291,017

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

AND THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

(in thousands, except per-share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2006	280,119	$2,801	$2,491,817	$(225,549)	$—	$(1,049)	$2,268,020
Adjustment resulting from the adoption of FIN 48	—	—	—	(410)	—	—	(410)

Balance, January 1, 2007	280,119	2,801	2,491,817	(225,959)	—	(1,049)	2,267,610
Issuance of common stock	97,251	973	971,541	—	—	—	972,514
Redemptions of common stock	(5,860)	(59)	(55,347)	—	—	—	(55,406)
Redeemable common stock	—	—	—	—	(596,464)	—	(596,464)
Dividends ($0.60 per share)	—	—	—	(197,230)	—	—	(197,230)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(86,376)	—	—	—	(86,376)
Other offering costs	—	—	(9,740)	—	—	—	(9,740)
Components of comprehensive loss:
Net loss	—	—	—	(4,668)	—	—	(4,668)
Foreign currency translation adjustment	—	—	—	—	—	1	1
Market value adjustment to interest rate swap	—	—	—	—	—	(2,321)	(2,321)

Comprehensive loss							(6,988)

Balance, December 31, 2007	371,510	3,715	3,311,895	(427,857)	(596,464)	(3,369)	2,287,920

Issuance of common stock	18,662	187	186,429	—	—	—	186,616
Redemptions of common stock	(2,369)	(24)	(22,311)	—	—	—	(22,335)
Redeemable common stock	—	—	—	—	(28,533)	—	(28,533)
Dividends ($0.15 per share)	—	—	—	(56,746)	—	—	(56,746)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(15,997)	—	—	—	(15,997)
Other offering costs	—	—	(2,406)	—	—	—	(2,406)
Components of comprehensive loss:
Net loss	—	—	—	(6,353)	—	—	(6,353)
Foreign currency translation adjustment	—	—	—	—	—	(1)	(1)
Market value adjustment to interest rate swap	—	—	—	—	—	(3,238)	(3,238)

Comprehensive loss	—	—	—	—	—	—	(9,592)

Balance, March 31, 2008	387,803	$3,878	$3,457,610	$(490,956)	$(624,997)	$(6,608)	$2,338,927

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	(unaudited) Three months ended March 31,
	2008	2007
Cash Flows from Operating Activities:
Net loss	$(6,353)	$(2,610)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	17,500	14,194
Amortization	31,795	35,531
Unrealized loss on interest rate swaps	9,070	7
Unrealized loss on foreign currency exchange contract	1,121	—
Non-cash interest expense	3,748	1,272
Minority interest in earnings of consolidated entities	1	8
Changes in assets and liabilities:
Increase in tenant receivables, net	(6,196)	(6,776)
Increase in prepaid expenses and other assets	(1,197)	(4,455)
Increase in accounts payable and accrued expenses	4,068	2,545
Decrease in due to affiliates	(2,453)	(5,808)
Increase in deferred income	3,588	3,171

Net cash provided by operating activities	54,692	37,079

Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(80,966)	(117,014)
Proceeds from master leases	—	176
Release of escrowed funds	18,848	—
Acquisition fees paid	(5,278)	(7,940)
Deferred lease costs paid	(1,277)	(1,097)

Net cash used in investing activities	(68,673)	(125,875)

Cash Flows from Financing Activities:
Deferred financing costs paid	(1,218)	—
Proceeds from lines of credit and notes payable	100,802	73,602
Repayments of lines of credit and notes payable	(108,208)	(158,886)
Distributions paid to minority interest partners	(4)	(4)
Issuance of common stock	184,668	249,834
Redemptions of common stock	(21,936)	(10,789)
Dividends paid to stockholders	(56,324)	(43,081)
Commissions on stock sales and related dealer-manager fees paid	(15,318)	(20,725)
Other offering costs paid	(4,041)	(3,631)

Net cash provided by financing activities	78,421	86,320

Net increase (decrease) in cash and cash equivalents	64,440	(2,476)
Effect of foreign exchange rate on cash and cash equivalents	(3)	—
Cash and cash equivalents, beginning of period	47,513	46,100

Cash and cash equivalents, end of period	$111,950	$43,624

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(unaudited)

1.	Organization

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include Wells REIT II and all subsidiaries of Wells REIT II, including consolidated joint ventures, Wells OP II, and Wells OP II’s direct and indirect subsidiaries. See Note 7 for a discussion of the advisory services provided by Wells Capital.

As of March 31, 2008, Wells REIT II owned interests in 59 office properties, one industrial building, one hotel, and one office property under construction, comprising approximately 17.4 million square feet of commercial space located in 23 states and the District of Columbia. Of these properties, 56 are wholly owned and six are owned through consolidated joint ventures. As of March 31, 2008, the office and industrial properties were approximately 98% leased.

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock, of which 185.0 million shares were reserved for issuance through Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. Except for continuing to offer shares for sale through its dividend reinvestment plan, Wells REIT II stopped offering shares for sale under its initial public offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under its initial public offering, including shares sold under the dividend reinvestment plan through March 2006. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock, of which 0.6 million shares were reserved for issuance under Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. On April 14, 2006, Wells REIT II amended the aforementioned registration statements to offer in a combined prospectus 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan originally registered under the initial public offering. As of March 31, 2008, Wells REIT II had raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 204.4 million shares under the follow-on offering.

As of March 31, 2008, Wells REIT II has raised gross offering proceeds from the sale of common stock under the initial public offering and follow-on offering of approximately $4.0 billion. After deductions from such gross offering proceeds for payments of acquisition fees of approximately $79.9 million, selling commissions and dealer-manager fees of approximately $368.4 million, other organization and offering expenses of approximately $55.2 million, and common stock redemptions of approximately $137.1 million under the share redemption program, Wells REIT II had received aggregate net offering proceeds of approximately $3.4 billion. Substantially all of Wells REIT II’s net offering proceeds have been invested in real properties and related assets. As of March 31, 2008, approximately 118.2 million shares remain available for sale to the public under the follow-on offering, exclusive of shares available under the dividend reinvestment plan.

On July 9, 2007, Wells REIT II filed a registration statement with the SEC to register 375.0 million shares of its common stock, of which up to 300.0 million shares are to be offered in a primary offering for $10 per share, with volume discounts available to investors who purchase more than 50,000 shares at any one time. As described in the registration statement, discounts may also be available for other categories of purchasers. The remaining 75.0 million shares of common stock are to be offered under Wells REIT II’s amended and restated dividend reinvestment plan at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of its common stock. Wells REIT II has not issued any shares under the aforementioned registration statement as it has not been declared effective by the SEC. Wells REIT II does not expect to commence an offering under the aforementioned registration statement until the earlier of the date Wells REIT II sells all the shares available for sale in its current offering or November 10, 2008.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that in the event Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval to extend or amend this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells REIT II have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”), including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year’s results. Wells REIT II’s consolidated financial statements include the accounts of Wells REIT II, Wells OP II, and any variable interest entity in which Wells REIT II or Wells OP II is deemed the primary beneficiary. For further information, refer to the financial statements and footnotes included in Wells REIT II’s Annual Report on Form 10-K for the year ended December 31, 2007.

Redeemable Common Stock

Wells REIT II’s share redemption program requires Wells REIT II to honor all redemption requests made within two years following the death of a stockholder. Wells REIT II has insurance-backed funding for the redemption of shares under its share redemption program in the event Wells REIT II receives an unusually large number of redemption requests due to the death of investors. As the decision to honor redemptions sought within two years following the death of a stockholder is outside of the control of Wells REIT II and the insurance agreement provides Wells REIT II with the ability to fund all of such redemptions, Wells REIT II has recorded redeemable common stock in the temporary equity section of the accompanying consolidated balance sheet equal to the present value of the future estimated deductible amounts under the insurance agreement

In addition, Wells REIT II is required to honor redemptions (other than those sought within two years following the death of a stockholder) up to the amount of proceeds raised in the current calendar year under the dividend reinvestment plan. Accordingly, the amount of proceeds raised under the dividend reinvestment plan, less redemptions funded in the current calendar year, is also recorded as redeemable common stock in the temporary equity section of the accompanying consolidated balance sheet

Further, upon being tendered for redemption by the holder, Wells REIT II reclassifies redeemable common shares from temporary equity to a liability at settlement value.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the “Code”), as amended, and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

Wells TRS II, LLC (“Wells TRS”) is a wholly owned subsidiary of Wells REIT II and is organized as a Delaware limited liability company, which owns, among other things, a full-service hotel. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform additional, non-customary services for tenants of buildings owned by Wells REIT II through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells REIT II to continue to qualify as a REIT,

Wells REIT II’s investments in taxable REIT subsidiaries cannot exceed 20% of the value of the total assets of Wells REIT II. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. In February 2008, the FASB issued Staff Position No. SFAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). FSP 157-1, which is effective upon the initial adoption of SFAS 157, excludes SFAS Statement No. 13, Accounting for Leases (“SFAS 13”), as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13, from the scope of SFAS 157. In February 2008, the FASB issued Staff Position No. SFAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for all nonrecurring nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. Accordingly, FSP 157-2 will be effective for Wells REIT II beginning January 1, 2009, and all other aspects of SFAS 157 is effective for Wells REIT II beginning January 1, 2008. The adoption of this guidance has not had a material impact on Wells REIT II’s consolidated financial statements.

Fair value is defined by SFAS 157 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. SFAS 157 defines the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

Wells REIT II applied the provisions of SFAS 157 in recording its interest rate swaps and foreign currency exchange contract at fair value. The valuation of the interest rate swaps and foreign currency hedge contract is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

The following table presents information about Wells REIT II’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements as of March 31, 2008
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swaps	$27,836	$—	$27,836	$—
Foreign currency exchange contract	$1,590	$—	$1,590	$—

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period financial statement presentation.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for Wells REIT II beginning January 1, 2008. The adoption of this guidance has not had a material impact on Wells REIT II’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) requires, among other things, for (i) transaction costs related to business combinations to be expensed as incurred and (ii) preacquisition contingencies related to contractual obligations and purchase price contingencies to be recorded at fair value as of the acquisition date. SFAS 141(R) will be effective for Wells REIT II beginning January 1, 2009. Wells REIT II is currently assessing the provisions of SFAS 141(R) and has not yet determined the financial impact, if any, on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires, among other things, for (i) noncontrolling ownership interests to be classified as equity, instead of as a minority interest component of mezzanine equity, and (ii) earnings from noncontrolling interests to be included in earnings from consolidated subsidiaries with an additional disclosure of the allocation of such earnings between controlling and noncontrolling interests on the face of the statement of operations. SFAS 160 will be effective for Wells REIT II beginning January 1, 2009. Wells REIT II is currently assessing the provisions of SFAS 160 and has not yet determined the financial impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment to FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires additional disclosures about an entity’s derivative and hedging activities including, descriptions of how and why the entity uses derivative instruments, how such instruments are accounted for under SFAS No. 133, and how derivative instruments affect the entity’s financial position, operations, and cash flows. SFAS 161 will be effective for Wells REIT II beginning January 1, 2009. Wells REIT II is currently assessing the provisions of SFAS 161 and has not yet determined the financial impact, if any, on its consolidated financial statements.

3.	Real Estate Acquisitions

Summary

As of March 31, 2008, Wells REIT II owned interests in 62 properties as a result of acquiring the 2 properties described below during the first quarter of 2008, acquiring 11 properties during the year ended December 31, 2007, and acquiring 49 properties in prior periods.

13655 Riverport Drive Building

On February 1, 2008, Wells REIT II purchased a five-story office building containing approximately 189,000 rentable square feet located on a 3.4-acre parcel of land at 13655 Riverport Drive in St. Louis, Missouri for a purchase price of approximately $31.6 million, exclusive of closing costs.

11200 West Parkland Avenue Building

On March 3, 2008, Wells REIT II purchased a three-story office building containing approximately 230,000 rentable square feet located on a 18.1-acre parcel of land at 11200 West Parkland Avenue in Milwaukee, Wisconsin for a purchase price of approximately $23.6 million, exclusive of closing costs.

4.	Lines of Credit and Notes Payable

As of March 31, 2008 and December 31, 2007, Wells REIT II had the following indebtedness outstanding (in thousands):

Facility	March 31, 2008	December 31, 2007
222 E. 41st Street Building mortgage note	$135,521	$133,260
100 East Pratt Street Building mortgage note	105,000	105,000
Wachovia Term Loan	100,000	—
Wildwood Buildings mortgage note	90,000	90,000
5 Houston Center Building mortgage note	90,000	90,000
Manhattan Towers Building mortgage note	75,000	75,000
80 Park Plaza Building mortgage note	50,709	49,875
263 Shuman Boulevard Building mortgage note	49,000	49,000
One West Fourth Street Building mortgage note	46,433	46,841
800 North Frederick Building mortgage note	46,400	46,400
SanTan Corporate Center mortgage note	39,000	39,000
Highland Landmark Building mortgage note	33,840	33,038
One and Four Robbins Road Buildings mortgage note	23,000	23,000
215 Diehl Road Building mortgage note	21,000	21,000
Key Center Complex mortgage notes	14,380	14,180
Bank Zenit Line of Credit	5,119	4,903
Wachovia Line of Credit	—	84,000
9 Technology Drive Building mortgage note	—	23,800

Total indebtedness	$924,402	$928,297

During the three months ended March 31, 2008, Wells REIT II engaged in the following significant activities with respect to its notes payable:

In January 2008, Wells REIT II entered into a $100.0 million unsecured term loan with a syndicate of banks led by Wachovia Bank, N.A., which expires on May 9, 2009 (the “Wachovia Term Loan”). The loan bears interest, at the option of Wells REIT II, of the floating base rate or LIBOR for 7-, 30-, 60-, 90- or 180-day periods, plus an applicable margin ranging from 0.85% to 1.20%.

Wells REIT II has an unsecured revolving financing facility (the “Wachovia Line of Credit”) with a syndicate of banks led by Wachovia Bank, N.A. In January 2008, Wells REIT II extended the maturity date of the Wachovia Line of Credit from May 9, 2008 to May 9, 2009. In February 2008, Wells REIT II exercised the accordion feature of the Wachovia Line of Credit thereby increasing our total borrowing capacity from $400.0 million to $450.0 million under this facility.

On February 2, 2008, Wells REIT II repaid the 9 Technology Drive Building mortgage note for approximately $23.8 million. Wells REIT II made interest payments, including amounts capitalized, of approximately $9.6 million and $10.0 million during the three months ended March 31, 2008 and 2007, respectively.

5.	Commitments and Contingencies

Property Under Construction

On August 1, 2007, Wells REIT II entered into a development agreement with an unrelated third party for the purpose of constructing three office buildings comprised of approximately 824,000 rentable square feet and located in Cranberry, Pennsylvania (the “Cranberry Woods Drive Buildings”) for approximately $206.8 million. As of March 31, 2008, costs of approximately $139.3 million remained to be incurred under the agreement. The Cranberry Woods Drive Buildings are scheduled to be completed in two phases, with approximately 424,000 rentable square feet to be completed in 2009, and approximately 400,000 rentable square feet to be completed in 2010. Upon completion of construction, the Cranberry Woods Drive Buildings will be 100% leased to Westinghouse Electric Company, LLC, at rental rates to be determined based on total construction costs.

Three Glenlake Building

On August 10, 2007, Wells REIT II entered into an agreement to acquire a 95% interest in a 14-story office building located in Atlanta, Georgia (the “Three Glenlake Building”) for approximately $100.6 million. The Three Glenlake Building is currently under construction and is expected to be completed in 2008. The Three Glenlake Building has been pre-leased to Newell Rubbermaid, Inc., at rental rates to be determined based on total construction costs. In connection with the execution of this agreement, Wells REIT II paid an earnest money deposit of $10.0 million in 2007.

Dvintsev Business Center-Tower B

On October 2, 2007, Wells REIT II acquired 100% of Wells International RE II Limited (“Wells International”), a Cypriot corporation, for approximately $32.0 million. Wells International is party to a shared construction agreement with an unrelated third party for the development of a nine-story office tower in Moscow, Russia (“Dvintsev Business Center-Tower B”). Construction of Dvintsev Business Center-Tower B, which will contain approximately 136,000 rentable square feet, is expected to be completed in late 2008. Upon its completion, Wells International will acquire Dvintsev Business Center-Tower B for a purchase price of approximately $63.2 million. Wells International may owe additional purchase consideration calculated pursuant to an earnout agreement between Wells International and the third party developer based on the amount of qualified leases, as defined, to be procured for currently vacant space within two years of closing. As of March 31, 2008, Wells International has made earnest money deposits of $36.9 million.

Foreign Currency Exchange Contract

On October 2, 2007, in anticipation of the future acquisition of the Dvintsev Business Center – Tower B, Wells REIT II entered into a 7-year, unsecured, fixed-rate line of credit with Bank Zenit for 930.0 million Russian rubles (the “Bank Zenit Line of Credit”). In connection with entering into the Bank Zenit Line of Credit, Wells REIT II entered into a foreign currency exchange contract to hedge exposure to fluctuations in the foreign exchange rate. The contract obligates Wells REIT II to purchase 802.4 million Russian rubles at a fixed price of $0.04 per Russian ruble from September 2008 through March 2009.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As of March 31, 2008, no tenants have exercised such options that had not been materially satisfied.

Litigation

From time to time, Wells REIT II is party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings for which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

6.	Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the three months ended March 31, 2008 and 2007 (in thousands):

	Three months ended March 31,
	2008	2007
Investment in real estate funded with other assets	$—	$750

Acquisition fees applied to real estate assets	$3,341	$4,997

Other liabilities assumed upon acquisition of properties	$115	$282

Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$3,238	$71

Accrued capital expenditures and deferred lease costs	$6,543	$34

Accrued redemptions of common stock	$152	$4,917

Acquisition fees due to affiliate	$153	$556

Commissions on stock sales and related dealer-manager fees due to affiliate	$631	$1,195

Other offering costs due to affiliate	$766	$676

Dividends payable	$10,132	$7,924

Discounts applied to issuance of common stock	$1,948	$1,693

Redeemable common stock	$28,533	$12,563

7.	Related-Party Transactions and Agreements

Advisory Agreement

Wells REIT II and Wells Capital are party to an advisory agreement (the “Advisory Agreement”) under which Wells Capital receives the following fees and reimbursements:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•

Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•

Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) all properties of Wells REIT II and (ii) investments in joint ventures. The amount of these fees paid in any calendar quarter may not exceed 0.25% of the net asset value of those investments at each quarter-end after deducting debt used to acquire or refinance properties;

•

Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries and other employee-related expenses of Wells Capital’s employees, who perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•

For any property sold by Wells REIT II, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•	Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ prior written notice to the other. Under the terms of the Advisory Agreement, Wells REIT II is required to reimburse Wells Capital for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity proceeds raised. As of March 31, 2008, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.7 million related to the initial public offering and $23.5 million related to the follow-on offering, which represents approximately 1.6% and 1.1% of cumulative gross proceeds raised by Wells REIT II under each offering, respectively.

Dealer-Manager Agreement

Wells REIT II is party to a Dealer-Manager Agreement with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers. Wells REIT II pays no commissions on shares issued under its dividend reinvestment plan.

Additionally, Wells REIT II is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the dealer-manager agreement, up to 1.5% of the gross offering proceeds may be reallowed by WIS to participating broker dealers. Wells REIT II pays no dealer-manager fees on shares issued under its dividend reinvestment plan.

Property Management, Leasing, and Construction Agreement

Wells REIT II and Wells Management Company, Inc. (“Wells Management”), an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction of certain Wells REIT II properties:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•

Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the three months ended March 31, 2008 and 2007, respectively (in thousands):

	Three Months Ended March 31,
	2008	2007
Commissions (1) (2)	$11,332	$16,273
Asset management fees	7,447	5,960
Dealer-manager fees (1)	4,665	6,288
Acquisition fees (3)	3,693	4,997
Administrative reimbursements	3,178	1,712
Other offering costs (1)	2,406	1,924
Property management fees	897	262
Construction fees	50	—

Total	$33,668	$37,416

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity as incurred.
(2)	Substantially all commissions were re-allowed to participating broker dealers during the three months ended March 31, 2008 and 2007.
(3)

Acquisition fees are capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or repay debt used to finance property acquisitions.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, or leasing commissions during the three months ended March 31, 2008 or 2007, respectively.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of March 31, 2008 and December 31, 2007 (in thousands):

	March 31, 2008	December 31, 2007
Asset and property management fees due to Wells Capital and/or Wells Management	$2,529	$5,053
Administrative reimbursements due to Wells Capital and/or Wells Management	2,363	2,293
Other offering cost reimbursements due to Wells Capital	766	2,401
Commissions and dealer-manager fees due to WIS	631	1,900
Acquisition fees due to Wells Capital	153	1,738

	$6,442	$13,385

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the property management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II’s common stock, as well as other administrative responsibilities for Wells REIT II, including accounting services, stockholder communications, and investor relations. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, Wells Management, and WIS.

Wells Capital, Wells Management, and WIS are owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly,

Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells Capital and Wells Management based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells REIT II and other WREF-sponsored programs, as well as dividend income earned from equity interests in another REIT. As of March 31, 2008, Wells REIT II believes that WREF is generating adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables necessary to meet its current and future obligations as they become due.

In addition, WREF guarantees debt held by another WREF-sponsored product that is in the start-up phase of its operations equal to approximately $127.3 million as of April 30, 2008.

8.	Subsequent Events

Sale of Shares of Common Stock

From April 1, 2008 through April 30, 2008, Wells REIT II raised approximately $72.0 million through the issuance of approximately 7.2 million shares of common stock under its follow-on offering. As of April 30, 2008, approximately 111.0 million shares remained available for sale to the public under the follow-on offering, exclusive of shares available under Wells REIT II’s dividend reinvestment plan.

Independent Director Stock Option Plan

On April 24, 2008, the Conflicts Committee of the Board of Directors suspended the Independent Director Stock Option Plan. Wells REIT II does not expect to issue additional options to independent directors until its shares of common stock are listed on a national securities exchange.

Lenox Park Buildings Acquisition

On May 8, 2008 Wells REIT II purchased five office buildings containing approximately one million rentable square feet located on an approximate 17-acre tract of land at 1025, 1055, 1057 and 1277 Lenox Park Boulevard and 2180 Lake Boulevard in Atlanta, Georgia for a purchase price of approximately $275.3 million, exclusive of closing costs.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors

Wells Real Estate Investment Trust II, Inc.

Atlanta, Georgia

We have audited the accompanying statement of certain operating expenses over revenues of the Lenox Park Buildings (the “Buildings”) for the year ended December 31, 2007. This statement is the responsibility of the Buildings’ management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Buildings’ internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Buildings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of certain operating expenses over revenues was prepared for the purpose of complying with the rules of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Buildings’ revenues and expenses.

In our opinion, the statement of certain operating expenses over revenues referred to above presents fairly, in all material respects, the certain operating expenses and revenues described in Note 2 of the Buildings for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

May 23, 2008

Lenox Park Buildings

Statement of Certain Operating Expenses Over Revenues

For the year ended December 31, 2007 (audited)

and the three months ended March 31, 2008 (unaudited)

	2008	2007
	(Unaudited)
Revenues:
Rental revenue (Note 3)	$—	$—
Interest income	3,607	14,429

Total revenues	3,607	14,429

Expenses:
Ground lease interest expense	3,607	14,429
Repairs and maintenance	156	746
Security	132	568
Cleaning	130	520
Parking	106	683
Management fees	54	236
Other	49	236

Total expenses	4,234	17,418

Certain operating expenses over revenues	$(627)	$(2,989)

See accompanying notes.

Lenox Park Buildings

Note to Statement of Certain Operating Expenses Over Revenues

For the year ended December 31, 2007 (audited)

and the three months ended March 31, 2008 (unaudited)

1.	Description of Real Estate Property Acquired

On May 8, 2008, Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), through a wholly owned subsidiary, acquired two four-story office buildings, one seven-story office building, one nine-story office building and one 12-story office building (the “Buildings”). The Buildings contain approximately 1,040,000 rentable square feet and are located on approximately 16.6 acres in Atlanta, Georgia. Fee title to the land on which two of the buildings are located is owned by the Development Authority of Dekalb County (the “Development Authority”). The Buildings were acquired from Bellsouth Telecommunications, Inc. Total consideration for the acquisition was approximately $275.3 million, exclusive of closing costs. Wells REIT II is a Maryland corporation that engages in the acquisition and ownership of commercial real estate properties throughout the United States. Wells REIT II was incorporated on July 3, 2003 and has elected to be taxed as a real estate investment trust for federal income tax purposes.

2.	Basis of Accounting

The accompanying statement of certain operating expenses over revenues is presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statement excludes certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, certain interest and corporate expenses. Therefore, the statement will not be comparable to the statements of operations of the Buildings after their acquisition by Wells REIT II.

3.	Significant Accounting Policies

Revenues

The acquisition of the Buildings represents a sale-leaseback. AT&T Services, Inc. (“AT&T Services”), a wholly owned subsidiary of the AT&T, Inc., occupies 100% of the Buildings. Prior to the acquisition of the Buildings by Wells REIT II, there was no lease in place for AT&T Services’ space. Therefore, no base rent or tenant reimbursements attributable to AT&T Services’ space is presented in the accompanying statement of certain operating expenses over revenues for the periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.	Description of Leasing Arrangements

On May 8, 2008, Wells REIT II entered into long-term lease agreements with AT&T Services for 100% of the Buildings’ rentable square footage. The AT&T Services leases have terms ranging from 10 years to 15 years. Under the terms of the AT&T Services lease, the tenant is required to reimburse to landlord all of the Buildings’ operating expenses.

Lenox Park Buildings

Note to Statement of Certain Operating Expenses Over Revenues

For the year ended December 31, 2007 (audited)

and the three months ended March 31, 2008 (unaudited)

5.	Future Minimum Rental Commitments

Future minimum rents related to the AT&T Services leases for the years ended December 31 are as follows (in thousands):

2008	$11,863
2009	18,471
2010	18,748
2011	19,029
2012	19,315
Thereafter	197,725

$285,151

Subsequent to May 8, 2008, AT&T Services will contribute 100% of the future minimum rental income from the leases in place at that date.

6.	Taxable Revenue Bond and Ground Lease

During the year ended December 31, 2007 and the three months ended March 31, 2008, fee title to the land on which two of the buildings are situated was held by the Development Authority, which issued a Development Authority of Dekalb County Taxable Revenue Bond (the “Bond”) totaling $216.0 million in connection with the construction of the buildings. Certain real property tax abatement benefits are available to Wells REIT II because the fee title to the land is held by the Development Authority. The property tax abatement benefits will expire in 2013. The amount of rent payable under the ground lease (which Wells REIT II owes) and the amount of interest receivable on the Bond (to which Wells REIT II is entitled) are approximately the same and are presented in the accompanying statement of certain operating expenses over revenues as ground lease expense and interest income, respectively. The Bond bears interest at 6.68% annually. Wells REIT II will acquire fee title to the land upon exercise of an option to purchase contained in the ground lease. Wells REIT II is not likely to exercise the purchase options until the tax abatement benefits expire.

7.	Interim Unaudited Financial Information

The statement of certain operating expenses over revenues for the three months ended March 31, 2008 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

Summary of Unaudited Pro Forma Financial Statements

This pro forma information should be read in conjunction with the consolidated financial statements and notes of Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) included in this prospectus and the financial statements and notes of certain acquired properties included in various current reports previously filed on Form 8-K.

The following unaudited pro forma balance sheet as of March 31, 2008 has been prepared to give effect to the acquisition of the Lenox Park Buildings as if the acquisition occurred on March 31, 2008. Other adjustments provided in the following unaudited pro forma balance sheet are comprised of certain pro forma financing-related activities, including, but not limited to, capital raised through the issuance of additional common stock through the acquisition date of the Lenox Park Buildings and pay-down of acquisition-related debt subsequent to the pro forma balance sheet date.

The following unaudited pro forma statement of operations for the three months ended March 31, 2008 has been prepared to give effect to the acquisitions of the 13655 Riverport Drive Building, the 11200 West Parkland Avenue Building (the “Q1 2008 Acquisitions”) and the Lenox Park Buildings (collectively, the “2008 Acquisitions”) as if the acquisitions occurred on January 1, 2007.

The following unaudited pro forma statement of operations for the year ended December 31, 2007 has been prepared to give effect to the acquisitions of the One Century Place Building, the 120 Eagle Rock Building, the East Foothills Boulevard Buildings, the 7031 Columbia Gateway Drive Building, the 222 East 41st Street Building, the Bannockburn Lake III Building, the 1200 Morris Drive Building, the South Jamaica Street Buildings, the 25th Avenue West Buildings (the “2007 Acquisitions”) and the 2008 Acquisitions as if the acquisitions occurred on January 1, 2007. The 3000 Park Lane Land and the Cranberry Woods Drive Land had no operations during the year ended December 31, 2007 and, accordingly, have not been included in the pro forma statement of operations for the year ended December 31, 2007.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the 2007 Acquisitions and the 2008 Acquisitions been consummated as of January 1, 2007. In addition, the pro forma balance sheet includes pro forma allocations of the purchase price based upon preliminary estimates of the fair value of the assets and liabilities acquired in connection with the acquisition of the Lenox Park Buildings. These allocations may be adjusted in the future upon finalization of these preliminary estimates.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA BALANCE SHEET

March 31, 2008

(in thousands)

(unaudited)

ASSETS

	Wells Real Estate Investment Trust II, Inc. Historical (a)	Pro Forma Adjustments				Pro Forma Total
		Lenox Park		Other
Assets:
Real estate assets, at cost:
Land	$504,040	$29,000	(b)	$172	(c)	$533,499
		287	(c)
Buildings and improvements, less accumulated depreciation	2,385,548	184,790	(b)	1,465	(c)	2,574,237
		2,434	(c)
Intangible lease assets, less accumulated amortization	571,184	49,277	(b)	—		620,461
Construction in progress	25,734	—		—		25,734

Total real estate assets	3,486,506	265,788		1,637		3,753,931
Cash and cash equivalents	111,950	(117,386	)(b)	78,012	(d)	—
				(1,763	)(e)
				(70,813	)(f)
Tenant receivables, net of allowance for doubtful accounts	76,605	—		—		76,605
Prepaid expenses and other assets	76,485	(2,721	)(c)	1,763	(e)	70,890
		(3,000	)(b)	(1,637	)(c)
Deferred financing costs, less accumulated amortization	4,648	—		—		4,648
Intangible lease origination costs, less accumulated amortization	321,100	12,319	(b)	—		333,419
Deferred lease costs, less accumulated amortization	33,697	—		—		33,697
Investments in bonds	78,000	216,000	(g)	—		294,000

Total assets	$4,188,991	$371,000		$7,199		$4,567,190

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA BALANCE SHEET (CONTINUED)

MARCH 31, 2008

(in thousands)

(unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Wells Real Estate Investment Trust II, Inc. Historical (a)	Pro Forma Adjustments				Pro Forma Total
		Lenox Park		Other
Liabilities:
Line of credit and notes payable	$924,402	$155,000	(b)	$(70,813	)(f)	$1,008,589
Obligations under capital leases	78,000	216,000	(h)	—		294,000
Intangible lease liabilities, less accumulated amortization	108,897	—		—		108,897
Accounts payable, accrued expenses and accrued capital expenditures	74,003	—		—		74,003
Due to affiliates	6,442	—		—		6,442
Dividends payable	10,132	—		—		10,132
Deferred income	20,024	—		—		20,024

Total liabilities	1,221,900	371,000		(70,813)		1,522,087

Minority Interest	3,167	—		—		3,167

Redeemable Common Stock	624,997	—		—		624,997

Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; and 387,802,613 shares issued and outstanding as of March 31, 2008	3,878	—		88	(e)	3,966
Additional paid in capital	3,457,610	—		77,924	(e)	3,535,534
Cumulative distributions in excess of earnings	(490,956)	—		—		(490,956)
Redeemable common stock	(624,997)	—		—		(624,997)
Other comprehensive loss	(6,608)	—		—		(6,608)

Total stockholders’ equity	2,338,927	—		78,012		2,416,939

Total liabilities, minority interest, redeemable common stock and stockholders’ equity	$4,188,991	$371,000		$7,199		$4,567,190

(a)	Historical financial information is derived from Wells REIT II’s consolidated balance sheet as of March 31, 2008 included in this prospectus.
(b)	Reflects the purchase price of the assets and liabilities obtained by Wells REIT II in connection with the respective acquisition, net of any purchase price adjustments.
(c)	Reflects deferred project costs applied to land and building at approximately 2.312% of the cash paid for purchase upon acquisition and subsequent pay-down of acquisition-related borrowings.
(d)	Reflects capital raised through issuance of additional common stock subsequent to March 31, 2008 through May 8, 2008, the acquisition date of the Lenox Park Buildings, net of organizational and offering costs, commissions and dealer-manager fees.
(e)	Reflects deferred project costs capitalized as a result of additional capital raised as described in note (d) above.
(f)	Reflects partial pay down of acquisition-related borrowings using capital raised described in note (d) above.
(g)	Reflects investment in bond for which 100% of the principal balance becomes receivable in 2013.
(h)	Reflects bond note secured by the deed of trust to certain Lenox Park Buildings for which 100% of the principal balance becomes payable in 2013.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(in thousands, except for per share amounts)

(unaudited)

	Wells Real Estate Investment Trust II, Inc. Historical (a)	Pro Forma Adjustments						Pro Forma Total
		2007 Acquisitions		Q1 2008 Acquisitions		Lenox Park
Revenues:
Rental income	$322,506	$39,567	(b)	$6,912	(b)	$19,798	(b)	$388,783
Tenant reimbursements	83,861	4,121	(c)	2,011	(c)	2,981	(c)	92,974
Hotel income	24,000	—		—		—		24,000
Other rental income	2,783	—		—		—		2,783

	433,150	43,688		8,923		22,779		508,540
Expenses:
Property operating costs	137,425	13,566	(d)	4,364	(d)	2,989	(d)	158,344
Hotel operating costs	18,004	—		—		—		18,004
Asset and property management fees:
Related party	28,078	4,639	(e)	304	(e)	1,568	(e)	34,589
Other	4,838	—		—		—		4,838
Depreciation	61,289	6,350	(f)	699	(f)	4,681	(f)	73,019
Amortization	115,540	10,728	(g)	2,161	(g)	4,736	(g)	133,165
General and administrative	18,580	—		—		—		18,580

	383,754	35,283		7,528		13,974		440,539

Real estate operating income	49,396	8,405		1,395		8,805		68,001
Other income (expense):
Interest expense	(49,950)	(5,440	)(h)	—		(826	)(i)	(70,645)
						(14,429	)(l)
Loss on interest rate swaps	(12,173)	—		—		—		(12,173)
Loss on foreign currency exchange contract	(470)	—		—		—		(470)
Interest and other income	9,019	—		—		14,429	(k)	23,448

	(53,574)	(5,440)		—		(826)		(59,840)

Income (loss) before minority interest and income tax benefit	(4,178)	2,965		1,395		7,979		8,161
Minority interest in earnings of consolidated entities	(30)	—		—		—		(30)

Income (loss) before income tax benefit	(4,208)	2,965		1,395		7,979		8,131
Income tax benefit	(460)	—		—		—		(460)

Net income (loss)	$(4,668)	$2,965		$1,395		$7,979		$7,671

Net income (loss) per share - basis and diluted	$(0.01)							$0.02

Weighted-average shares outstanding - basic and diluted	328,615							410,331 (j)

(a)	Historical financial information derived from Wells REIT II’s consolidated statement of operations for the year ended December 31, 2007 included in this prospectus.
(b)	Rental income consists primarily of base rent, parking income and amortization of above-market lease assets and below-market lease liabilities. Base rent is recognized on a straight-line basis beginning on the pro forma acquisition date of January 1, 2007.
(c)	Consists of operating cost reimbursements.
(d)	Consists of property operating expenses.
(e)	Asset management fees calculated as 0.75% of the cost of the acquisitions on an annual basis limited to 1% of the net asset value of such acquisitions after deducting debt used to finance acquisitions.
(f)	Depreciation expense on portion of purchase price allocated to Building is recognized using the straight-line method and a 40-year life.
(g)	Amortization of deferred leasing costs and lease intangibles is recognized using the straight-line method over the lives of the respective leases.
(h)	Represents interest expense on the $130.3 million mortgage loan originated in connection with the acquisition of 222 East 41st Street that bears interest at 6.675% and matures on August 16, 2017.
(i)	Represents additional interest expense that would have been incurred if the balance of the Wachovia $450.0 million line of credit for the period was equal to the pro forma line of credit balance per the Pro Forma Balance Sheet as of March 31, 2008. The line of credit bore interest at approximately 6.25% for the year ended December 31, 2007.
(j)	Reflects issuance of additional shares of common stock subsequent to December 31, 2007 through May 8, 2008.
(k)	Represents interest income related to revenue bond issued by the Dekalb County Development Authority and assumed as a part of the acquisition of the Lenox Park Buildings. The bond earns interest at approximately 6.68%.
(l)	Represents interest expense related to the bond note assumed at the acquisition of the Lenox Park Buildings.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(in thousands, except for per share amounts)

(unaudited)

	Wells Real Estate Investment Trust II, Inc. Historical (a)	Pro Forma Adjustments
		Q1 2008 Acquisitions		Lenox Park		Pro Forma Total
Revenues:
Rental income	$91,642	$978	(b)	$4,950	(b)	$97,570
Tenant reimbursements	25,885	171	(c)	627	(c)	26,683
Hotel income	4,551	—		—		4,551
Other rental income	—	—		—		—

	122,078	1,149		5,577		128,804
Expenses:
Property operating costs	39,900	572	(d)	627	(d)	41,099
Hotel operating costs	3,948	—		—		3,948
Asset and property management fees:
Related party	8,344	107	(e)	557	(e)	9,008
Other	973	—		—		973
Depreciation	17,500	84	(f)	1,170	(f)	18,754
Amortization	29,290	452	(g)	1,184	(g)	30,926
General and administrative	5,990	—		—		5,990

	105,945	1,215		3,538		110,698

Real estate operating income	16,133	(66)		2,039		18,106
Other income (expense):
Interest expense	(14,684)	—		(631	)(h)	(18,922)
				(3,607	)(k)
Loss on interest rate swaps	(9,070)	—		—		(9,070)
Loss on foreign currency exchange contract	(1,121)	—		—		(1,121)
Interest and other income	2,097	—		3,607	(j)	5,704

	(22,778)	—		(631)		(23,409)

Income (loss) before minority interest and income tax benefit	(6,645)	(66)		1,408		(5,303)
Minority interest in earnings of consolidated entities	(1)	—		—		(1)

Income (loss) before income tax benefit	(6,646)	(66)		1,408		(5,304)
Income tax benefit	293	—		—		293

Net income (loss)	$(6,353)	$(66)		$1,408		$(5,011)

Net income (loss) per share - basis and diluted	$(0.02)					$(0.01)

Weighted-average shares outstanding - basic and diluted	378,525					410,331 (i)

(a)	Historical financial information derived from Wells REIT II’s consolidated statement of operations for the three months ended March 31, 2008 included in this prospectus.
(b)	Rental income consists primarily of base rent, parking income and amortization of above-market lease assets and below-market lease liabilities. Base rent is recognized on a straight-line basis beginning on the pro forma acquisition date of January 1, 2007.
(c)	Consists of operating cost reimbursements.
(d)	Consists of property operating expenses.
(e)	Asset management fees calculated as 0.75% of the cost of the acquisitions on an annual basis limited to 1% of the net asset value of such acquisitions after deducting debt used to finance acquisitions.
(f)	Depreciation expense on portion of purchase price allocated to Building is recognized using the straight-line method and a 40-year life.
(g)	Amortization of deferred leasing costs and lease intangibles is recognized using the straight-line method over the lives of the respective leases.
(h)	Represents additional interest expense that would have been incurred if the balance of the Wachovia $450.0 million line of credit for the period was equal to the pro forma line of credit balance per the Pro Forma Balance Sheet as of March 31, 2008. The line of credit bore interest at approximately 4.28% for the three months ended March 31, 2008.
(i)	Reflects issuance of additional shares of common stock subsequent to March 31, 2008 through May 8, 2008.
(j)	Represents interest income earned on revenue bond issued by the Dekalb County Development Authority and assumed upon acquisition of the Lenox Park Buildings. The bond earns interest at approximately 6.68%.
(k)	Represents interest expense related to the bond note assumed upon acquisition of the Lenox Park Buildings.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 24, 2007, supplement no. 7 dated April 18, 2008 and supplement no. 8 dated May 23, 2008.

Supplement no. 7 supersedes and replaces supplement no. 1 through supplement no. 6 to the prospectus. Supplement no. 7 includes:

•	the status of our public offerings;

•	information regarding revisions to suitability standards in Iowa, Kansas, New Mexico, North Carolina and Pennsylvania;

•	information regarding our real estate acquisitions and related financings since April 24, 2007;

•	information regarding our indebtedness;

•	risks related to our corporate structure and our international investments;

•	information regarding amendments to our bylaws and code of ethics;

•	updated information regarding legal actions against related parties;

•	updated biographical information related to Messrs. Wells, Williams and Jarrett;

•	a clarification regarding our charter-imposed borrowing limitation;

•	information regarding a rescission offer currently being conducted in Pennsylvania;

•	information regarding the renewal of our advisory agreement;

•	information regarding the market price of and distributions on our common stock and related stockholder matters;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 27, 2008;

•	our audited financial statements as of and for the year ended December 31, 2007 as filed in our Annual Report on Form 10-K, filed on March 27, 2008;

•	audited financial statements of certain property acquisitions; and

•	unaudited pro forma financial information for the year ended December 31, 2007.

Supplement no. 8 includes:

•	the status of our public offerings;

•	information regarding revision to suitability standards in Alaska;

•	the acquisition of five office buildings containing approximately 1,040,000 aggregate rentable square feet located on approximately 16.6 acres of land in Atlanta, Georgia (the “Lenox Park Buildings”);

•	information regarding our indebtedness;

•	information regarding the renewal of our advisory agreement;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008, filed on May 14, 2008;

•	our unaudited financial statements as of and for the three months ended March 31, 2008 as filed in our Quarterly Report on Form 10-Q, filed on May 14, 2008;

•	audited financial statement of the Lenox Park Buildings; and

•	unaudited pro forma financial statements as of March 31, 2008 and for the year ended December 31, 2007 and the three months ended March 31, 2008.